Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three Month Period Ended September 30, 2014 and Declares Quarterly Cash Distribution

Monaco, October 30, 2014, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three month period ended September 30, 2014.

Highlights

•	Acquired two LNG carriers from GasLog Ltd. for $328.0 million, including $2.0 million of positive net working capital, with attached multi-year charters to a subsidiary of BG Group plc (“BG Group”).
•	Successfully closed follow-on public equity offering and issuance of general partner units raising total net proceeds of approximately $136 million.
•	Quarterly cash distribution of $0.375 per unit for the third quarter of 2014, equivalent to $1.50 per unit on annual basis.
•	EBITDA(1) of $24.63 million and Adjusted EBITDA(1) of $24.53 million for the third quarter of 2014.
•	Results attributable to the Partnership: EBITDA(1) of $15.9 million and Adjusted EBITDA(1) of $15.83 million for the third quarter of 2014.

(1) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

CEO Statement and LNG Market Outlook

Mr. Andrew Orekar, Chief Executive Officer, stated: “I am delighted with what GasLog Partners has achieved during its first full quarter as a listed partnership. Our commitment to growing the Partnership has been demonstrated in our successful first dropdown acquisition in the quarter, less than five months after our initial public offering (the “IPO”). With this transaction, we have increased the size of GasLog Partners’ fleet from three to five vessels, increasing the scale of the Partnership and diversifying our operations. I am also pleased to report another set of strong financial and operating results for the quarter, which are consistent with the guidance that we gave at the time of IPO. Following the recently completed dropdown acquisition, we intend to recommend to the Board an approximately 15% increase in our quarterly cash distribution effective for the fourth quarter of 2014.”

Mr. Orekar added: “We believe that the outlook for LNG shipping is strongly positive. There were a number of very promising LNG project developments in the US during the quarter, highlighting North America’s increasing importance in the LNG production industry. In the quarter, US export projects continued to gain momentum as project partners in the 12 million tons per annum (“mtpa”) Cameron LNG project took Final Investment Decision (“FID”), and Freeport LNG (13.2mtpa) and Cove Point LNG (5.75mtpa) became the third and fourth projects to receive Federal Energy Regulatory Commission (“FERC”) approval. We expect to see a number of other large US projects taking FID over the next 12 months, including Freeport (Q4 2014), Cove Point, Lake Charles and Corpus Christi (all 2015).

In late 2014 into 2015, we expect the next wave of LNG projects to start coming online in Australia with the Curtis project (4mpta) expected later this year, followed by the Gladstone (8mpta), Gorgon (16mpta) and Australia Pacific (5mpta) projects beginning to deliver material additional volumes of LNG to the market. In total, there is currently over 115mtpa of new LNG production capacity for which FID has been taken but where production has yet to commence. This supports our expectation that the medium to long-term outlook for LNG shipping is very positive.

Through the pipeline of assets at GasLog Ltd. and the potential for opportunistic third-party, accretive acquisitions, we believe GasLog Partners is very well positioned to continue to significantly grow its fleet and cash distributions.”

Cash Distribution

On October 29, 2014, the board of directors of GasLog Partners declared a quarterly cash distribution, with respect to the quarter ended September 30, 2014, of $0.375 per unit. The quarter ended September 30, 2014 was the Partnership’s first full quarter since IPO. The cash distribution is payable on November 14, 2014, to all unitholders of record as of November 10, 2014. The aggregate amount of the declared distribution will be $9.24 million.

Following the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth discussed below, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between $0.05625 and $0.06250, an increase of approximately 15% above the existing minimum quarterly distribution and an annualized increase of between $0.225 and $0.250 per unit. When combined with the existing minimum quarterly cash distribution of $0.375, this proposed increase results in a cash distribution of between $0.43125 and $0.43750 per quarter. Any such increase would be conditional upon, amongst other things, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth and Follow-on Equity Offering

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units and issued 91,837 general partner units to its general partner in order for GasLog Ltd. to retain its 2.0% general partner interest at an offering price of $31.00 per unit. The total net proceeds from the above after deducting underwriting discounts and other offering expenses were approximately $136 million. The proceeds were used to partially finance the acquisition from GasLog Ltd. of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that each own one 145,000 cbm LNG carrier, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million (the “Acquisition”) and to prepay $25.0 million of debt in October 2014.

GasLog Ltd. had acquired the Methane Rita Andrea and the Methane Jane Elizabeth from a subsidiary of BG Group together with the Methane Lydon Volney on April 10, 2014, for an aggregate cost of $468.0 million (from which $465.0 million was paid at the closing of the deliveries while the payment of the remaining $3.0 million will be made by GasLog Ltd. upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to a subsidiary of BG Group for initial terms with an average of six years.

The acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog Ltd. was accounted for as a reorganization of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-sixteen Ltd. and GAS-seventeen Ltd. from their date of incorporation by GasLog Ltd.

Appointment of Directors

GasLog Partners today announces that the Board has appointed Mr. Robert B. Allardice III and Mr. David P. Conner as Independent Directors of the Board of the Partnership effective October 29, 2014. Both gentlemen have been appointed as members of the Audit and Conflicts Committees.

Mr. Allardice has a long career in the financial services industry, having worked for Morgan Stanley in a number of roles for 16 years as well as periods with Smith Barney and Deutsche Bank Americas Holding Corp. Mr. Allardice currently sits on the Board of a number of companies, including Hartford Financial Group, Ellington Housing Inc. and Ellington Residential Mortgage REIT. Mr. Allardice is currently Chairman of the Audit Committee of each of these Boards. Mr. Allardice graduated and gained Honors from Yale University and Harvard Business School.

Mr. Conner also has a long history in the banking industry, most recently as Chief Executive Officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years in a number of locations including New York, Tokyo, Singapore, Mumbai and Melbourne. Until recently, Mr. Conner sat on the Board of OCBC Bank Ltd., where he also sat on the Executive Committee and Risk Management Committee. Mr. Conner has a BA from Washington University in St. Louis and MBA from Columbia University Business School.

In connection with the appointment of the new directors, the Board has approved an amendment to the Partnership's First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") that (1) increases the number of directors from five to seven, (2) provides that following the 2015 annual meeting, the Board shall consist of four Appointed Directors  (rather than three as provided under the current Partnership Agreement) and three Elected Directors (rather than two as provided under the current Partnership Agreement) and (3) establishes that Class III of the Elected Directors shall comprise one Elected Director, or two Elected Directors following the surrender by the General Partner of its right to appoint one Appointed Director (rather than the Class III seat being empty until such surrender, as provided under the current Partnership Agreement).  This summary is qualified by reference to the amendment itself, which is attached as an exhibit to our Financial Report for the third quarter of 2014, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q3 6-K”).

Financial Summary

The results and the selected financial data presented herein derive from the unaudited condensed combined and consolidated financial statements of the Partnership that for the periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., as they were under the common control of GasLog Ltd., and retrospectively adjusted to reflect the accounts of GAS-sixteen Ltd. and GAS-seventeen Ltd. since their incorporation in January 2014.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, were delivered and immediately commenced their time charters with a subsidiary of BG Group in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with a subsidiary of BG Group upon their acquisition by GasLog Ltd. on April 10, 2014. During the three month period ended September 30, 2014, our vessels had 460 operating days compared to 276 operating days during the three month period ended September 30, 2013.

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	September 30, 2013	September 30, 2014	Results attributable to the Partnership September 30, 2014(3)
Revenue	21,204	33,302	21,335
EBITDA(1)	16,648	24,628	15,895
Adjusted EBITDA(1)	16,668	24,532	15,829
Profit	7,111	13,626	9,575
Cash distribution declared(2)	n/a	n/a	9,239

(1) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2) For the reconciliation of Cash distribution declared to Distributable Cash Flow, please refer to Exhibit II at the end of this press release.

(3) Results attributable to the Partnership is a non-GAAP presentation.  It excludes amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, the unitholders were not legally entitled to such profits.

Results attributable to the Partnership

The results for the three months ended September 30, 2014 attributable to the Partnership refer to 278 operating days incorporating the full quarterly results for the three vessels contributed by GasLog Ltd. at the IPO and one operating day for each of the Methane Rita Andrea and the Methane Jane Elizabeth

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acquired on September 29, 2014. The EBITDA of this period was affected by the increased G&A expenses of $1.79 million ($0.44 million for the same period in 2013), resulted from legal and other professional expenses related to the requirements of being a public company, and the administrative services agreements that became effective upon the IPO. The Cash distribution declared is the cash that will be distributed to the unitholders of record as of November 10, 2014, which will include the additional units issued in the follow-on equity offering completed on September 29, 2014. The coverage reserve of this period of $0.19 million would have been $1.91 million excluding the distribution to be paid on the additional units issued on September 29, 2014.

Three month period ended September 30, 2014 and 2013

Revenues for the quarter ended September 30, 2014 were $33.30 million ($21.20 million for the quarter ended September 30, 2013).

Vessel operating costs for the quarter ended September 30, 2014 were $6.71 million ($4.12 million for the quarter ended September 30, 2013).

Depreciation of fixed assets for the quarter ended September 30, 2014 was $6.96 million ($4.06 million for the quarter ended September 30, 2013).

The increase in revenues, vessel operating costs and depreciation is attributable to the increase in operating days resulting from the acquisition of the two LNG carriers as mentioned above.

General and administrative expenses were $1.96 million for the quarter ended September 30, 2014 ($0.44 million for the quarter ended September 30, 2013). The increase of $1.52 million resulted mainly from the administrative services agreements with GasLog Ltd. that are effective since the IPO completion date, the directors’ fees, and the increase in legal and professional expenses related to the requirements of being a public company.

Financial costs were $4.39 million for the quarter ended September 30, 2014 ($4.04 million for the quarter ended September 30, 2013). The increase of $0.35 million in the third quarter compared to the same quarter of 2013 was mainly attributable to the increase in interest expense deriving from higher weighted average outstanding debt.

Gain on interest rate swaps was $0.34 million for the quarter ended September 30, 2014 ($1.44 million loss for the quarter ended September 30, 2013). The increase of $1.78 million in gain in the third quarter was mainly attributable to a $2.21 million increase in gain from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, partially offset by an increase of $0.18 million in realized loss on interest rate swaps held for trading, and an increase of $0.25 million in recycled loss of cash flow hedges reclassified to profit or loss. As of September 30, 2014, our interest rate swaps were all classified as held for trading comparing to September 30, 2013 when two of our interest rate swaps were classified as held for trading and two of our interest rate swaps were classified as cash flow hedging instruments.

EBITDA was $24.63 million for the quarter ended September 30, 2014 ($16.65 million for the quarter ended September 30, 2013).

Adjusted EBITDA was $24.53 million for the quarter ended September 30, 2014 ($16.67 million for the quarter ended September 30, 2013).

For a detailed discussion of GasLog Partners’ financial results for the quarter ended September 30, 2014, please refer to the Q3 6-K.

Link: http://www.gaslogmlp.com/investor-relations/sec-filings

Contracted Chartered Revenue

As of September 30, 2014, the Partnership has contracted revenue of $571.09 million with average remaining charter duration of 4.4 years and 100% of total available days contracted through 2017, 68% for 2018 and 44% for 2019. The aforementioned key indicators are calculated on the basis of the earliest estimated redelivery dates, excluding extension options. Charters provide for extension options on the vessels, which if all are exercised, would bring the average remaining charter duration to approximately 11.2 years.

Liquidity and Financing

As of September 30, 2014, we had $70.93 million of cash and cash equivalents, of which $1.95 million was held in a retention account in connection with the next installment and interest payment due under the credit facility of GAS-three Ltd. and $44.83 million was held in time deposits. Moreover, as of September 30, 2014, we had $8.82 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2014, we had an aggregate of $513.66 million of indebtedness outstanding under four credit agreements, of which $44.10 million was repayable within one year.

As part of the Acquisition, the Partnership and GasLog Partners Holdings LLC executed a supplemental deed that, among other things, permitted the Partnership to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog Ltd. and added the Partnership and GasLog Partners Holdings LLC as guarantors for the $325.5 million senior secured credit facility (the “Dropdown Facility”) under which GAS-sixteen Ltd. and GAS-seventeen Ltd. were borrowers (GAS-eighteen Ltd., which is owned by GasLog Ltd., is also a borrower under the Dropdown Facility). The debt assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. was $217.0 million. In connection with the follow-on equity offering of 4,500,000 common units that closed on September 29, 2014, the Partnership used approximately $24.99 million of the net proceeds to make a prepayment of $25.0 million in October 2014 under the Dropdown Facility.

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In connection with the IPO, we entered into a $30.00 million revolving credit facility with GasLog Ltd. (the “Sponsor Credit Facility”). As of September 30, 2014 the whole amount remains undrawn.

On August 5, 2014, we entered into a commitment letter and a coordination letter with Citibank N.A. for a credit facility for up to $450.0 million (the “New Credit Facility”) to refinance the existing debt facilities including the Dropdown Facility. The New Credit Facility will bear interest at LIBOR plus a margin and will be payable in 20 equal quarterly payments of $5.63 million each and a balloon payment of $337.5 million together with the final quarterly payment.

We believe our current resources, including the Sponsor Credit Facility and the aforementioned refinancing, are sufficient to meet our working capital requirements for our current business.

We have not made use of derivative instruments other than for interest rate risk management purposes, and we expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter 2014 at 8:30 a.m. EDT (12:30 p.m. London Time) on Thursday, October 30, 2014. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

Participants:

Confirmation Code: 8883135

United Kingdom: +44(0)20 7784 1036

United States of America: +1718 354 1357

France: +33(0)1 76 77 22 24

Telephone Replay for 7 days:

Replay Passcode: 8883135

United Kingdom: +44 (0)20 3427 0598

United States of America: +1 347 366 9565

France: +33 (0)1 74 20 28 00

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership formed by GasLog Ltd. to own, operate and acquire liquefied natural gas (“LNG”) carriers under long-term charters. GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter. Visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward looking statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, distributable cash flow, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog Partners’ registration statement on Form F-1 (File No. 333-198133) under the caption “Risk Factors”. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog Partners, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog Partners, Monaco)

Phone: +377 9797 5118

Email: ir@gaslogltd.com

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EXHIBIT 1 – Unaudited Interim Financial Information

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2013 and September 30, 2014

(All amounts expressed in U.S. Dollars)

	December 31, 2013	September 30, 2014
Assets
Non-current assets
Derivative financial instruments	799,926	1,231,582
Other non-current assets	1,242,720	1,840,502
Vessels	562,530,808	858,397,500
Total non-current assets	564,573,454	861,469,584
Current assets
Trade and other receivables	153,967	873,679
Inventories	730,209	1,127,834
Due from related parties	18,151	—
Prepayments and other current assets	390,526	1,106,803
Short-term investments	1,500,000	8,822,154
Cash and cash equivalents	14,403,785	70,934,311
Total current assets	17,196,638	82,864,781
Total assets	581,770,092	944,334,365
Owners/partners’ equity and liabilities
Owners/partners’ equity
Owners’ capital	156,168,950	—
Common unitholders (14,322,358 units issued and outstanding as at September 30, 2014)	—	326,221,790
Subordinated unitholders (9,822,358 units issued and outstanding as at September 30, 2014)	—	80,771,334
General partner (492,750 units issued and outstanding as at September 30, 2014)	—	6,184,286
Total owners/partners’ equity	156,168,950	413,177,410
Current liabilities
Trade accounts payable	704,793	1,373,994
Amounts due to related parties	24,674,117	3,771,831
Derivative financial instruments	4,233,398	2,556,413
Other payables and accruals	9,371,625	15,861,159
Loans – current portion	22,074,786	42,710,469
Total current liabilities	61,058,719	66,273,866
Non-current liabilities
Derivative financial instruments	625,425	—
Loans – non-current portion	363,916,998	464,883,089
Total non-current liabilities	364,542,423	464,883,089
Total owners/partners’ equity and liabilities	581,770,092	944,334,365
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Unaudited condensed combined and consolidated statements of profit or loss

For the three and nine months ended September 30, 2013 and 2014

(All amounts expressed in U.S. Dollars except unit data)

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014
Revenues	21,204,015	33,302,013	42,938,573	85,738,354
Vessel operating costs	(4,120,778)	(6,709,761)	(9,103,300)	(16,833,178)
Depreciation	(4,059,790)	(6,963,797)	(8,188,549)	(17,526,981)
General and administrative expenses	(435,713)	(1,963,883)	(1,097,227)	(3,854,038)
Profit from operations	12,587,734	17,664,572	24,549,497	47,524,157
Financial costs	(4,044,297)	(4,393,517)	(8,160,244)	(16,250,455)
Financial income	10,302	12,072	25,982	21,913
(Loss)/gain on interest rate swaps	(1,441,964)	342,816	1,304,749	(3,273,022)
Total other expenses, net	(5,475,959)	(4,038,629)	(6,829,513)	(19,501,564)
Profit for the period	7,111,775	13,625,943	17,719,984	28,022,593
Less:
Profit attributable to GasLog’s operations	(7,111,775)	(4,050,883)	(17,719,984)	(14,624,569)
Profit attributable to Partnership’s operations	—	9,575,060	—	13,398,024
Partnership’s profit attributable to:
Common unit	—	5,566,215	—	7,590,014
Subordinated unit	—	3,817,343	—	5,540,049
General partner unit	—	191,502	—	267,961
Earnings per unit for the period, basic and diluted:
Common unit	—	0.56	—	0.77
Subordinated unit	—	0.39	—	0.56
General partner unit	—	0.48	—	0.67
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Unaudited condensed combined and consolidated statements of cash flows

For the nine months ended September 30, 2013 and 2014

(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2013	September 30, 2014
Cash flows from operating activities:
Profit for the period	17,719,984	28,022,593
Adjustments for:
Depreciation	8,188,549	17,526,981
Financial costs	8,160,244	16,250,455
Financial income	(25,982)	(21,913)
Unrealized gain on interest rate swaps held for trading including ineffective portion of cash flow hedges	(3,091,974)	(1,029,988)
Recycled loss of cash flow hedges reclassified to profit or loss	459,054	2,320,723
Non-cash contributed services	627,000	—
	32,036,875	63,068,851
Movements in working capital	1,199,465	(22,019,736)
Cash provided by operations	33,236,340	41,049,115
Interest paid	(5,785,977)	(10,641,923)
Net cash from operating activities	27,450,363	30,407,192
Cash flows from investing activities:
Payments for vessels	(452,791,594)	(313,100,000)
Financial income received	21,876	19,555
Purchase of short-term investments	—	(11,824,481)
Maturity of short-term investments	—	4,502,327
Net cash used in investing activities	(452,769,718)	(320,402,599)
Cash flows from financing activities:
Bank loan drawdown	411,000,000	217,000,000
Bank loan repayments	(10,057,629)	(98,232,618)
Payment of loan issuance costs	(181,101)	—
Cash remittance to GasLog in exchange for contribution of net assets	—	(183,897,158)
Net proceeds from public offering and issuance of general partner units	—	322,761,911
Dividends paid	—	(4,130,202)
Increase in amounts due to shareholders	13,728,649	—
Capital contributions received	28,062,945	93,024,000
Net cash from financing activities	442,552,864	346,525,933
Increase in cash and cash equivalents	17,233,509	56,530,526
Cash and cash equivalents, beginning of the period	2,299	14,403,785
Cash and cash equivalents, end of the period	17,235,808	70,934,311
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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange losses/gains. EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted EBITDA assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted EBITDA, foreign exchange losses/gains, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	Three months ended
	September 30, 2013	September 30, 2014	Attributable to the Partnership September 30, 2014*
Profit for the period	7,111,775	13,625,943	9,575,060
Depreciation of fixed assets	4,059,790	6,963,797	4,083,010
Financial costs	4,044,297	4,393,517	2,587,917
Financial income	(10,302)	(12,072)	(8,565)
Loss/(gain) on interest rate swaps	1,441,964	(342,816)	(342,816)
EBITDA	16,647,524	24,628,369	15,894,606
Foreign exchange losses/(gains)	20,694	(96,541)	(65,679)
Adjusted EBITDA	16,668,218	24,531,828	15,828,927

* Excludes amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, the unitholders were not legally entitled to such profits.

DISTRIBUTABLE CASH FLOW

Distributable Cash Flow with respect to any quarter means Adjusted EBITDA after considering period cash interest expense including realized loss on swaps and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships’ to assess their ability to make quarterly cash distributions. Our calculation of Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The coverage reserve is the difference between the Distributable Cash Flow and the Cash distribution declared. The table below reconciles Distributable Cash Flow to Profit for the period attributable to the Partnership.

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Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

Three months ended September 30, 2014* Attributable to the Partnership
Partnership’s profit for the period	9,575,060
Depreciation of fixed assets	4,083,010
Financial costs	2,587,917
Financial income	(8,565)
Gain on interest rate swaps	(342,816)
EBITDA	15,894,606
Foreign exchange gains	(65,679)
Adjusted EBITDA	15,828,927
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(2,982,447)
Drydocking capital reserve	(727,016)
Replacement capital reserve	(2,693,884)
Distributable cash flow	9,425,580
Coverage reserve	(186,531)
Cash distribution declared	9,239,049

* Excludes amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, the unitholders were not legally entitled to such profits.

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